No Act

ACT ICA
SECTION 2(a)(41)
RULE 2a-4, 22c-1, 2a-7
PUBLIC AVAILABILITY 10-10-2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 10, 2008

Ms. Karrie McMillan
General Counsel
Investment Company Institute
1401 H Street, NW
Washington, DC 20005-2148

Dear Ms. McMillan:

You have requested that the staff provide assurances that it would not recommend enforcement action to the Commission under section 2(a)(41) of the Investment Company Act of 1940 and rules 2a-4 and 22c-1 thereunder, if a money market fund complies with rule 2a-7 by "shadow pricing" certain of its portfolio securities by reference to their amortized cost value rather than using available market quotations (or an appropriate substitute that reflects current market conditions).

Open-end management investment companies (mutual funds) must calculate their current net asset value by reference to (i) the market values of their securities or (ii) in the absence of readily available quotations for their securities, their fair value as determined in good faith by the board of directors.[1] The Commission has stated its view, however, that it would not object if a mutual fund board of directors determined, in good faith, that the value of debt securities with remaining maturities of 60 days or less is their amortized cost, unless the particular circumstances warrant otherwise.[2] The Commission concluded that the difference between the amortized cost value and the value of portfolio securities with short maturities is unlikely to be of significant magnitude to affect the share price of the fund. It noted, however, that the amortized cost value may not always accurately

1 Section 2(a)(41) of the Act and rule 2a-4.

2 Investment Company Act Release No. 9786 (May 31, 1977). Under the amortized cost method of valuation, portfolio securities are valued by reference to their acquisition cost as adjusted for amortization of premium or accumulation of discount.

reflect the fair value of the securities due to the impairment of the creditworthiness of an issuer or other factors.

Since 1983, this interpretive position has had relevance only with respect to the valuation of portfolio securities of mutual funds other than money market funds. This is because in 1983 the Commission adopted rule 2a-7, which permits money market funds to use the amortized cost method of valuing their securities for securities with remaining maturities of 397 days (thirteen months) or less. Use of the amortized cost method is important to money market funds because it facilitates their ability to maintain a stable net asset value, typically $1.00 per share.

Use of the amortized cost method for portfolio securities with longer maturities increases the likelihood that a significant deviation will occur between the amortized cost value of the securities and their market value potentially resulting in dilution of shareholder value. Rule 2a-7, therefore, requires money market funds to adopt written procedures ("monitoring procedures") requiring the fund to periodically calculate "the extent of deviation, if any, of the current net asset value per share calculated using available market quotations (or an appropriate substitute that reflects current market conditions) from the money market fund's amortized cost price per share."[3] This process is referred to in the rule as "shadow pricing." The monitoring procedures must also provide that the fund's board of directors periodically "review[s] ... the amount of the deviation as well as the methods used to calculate the deviation."[4] If the board of directors of a money market fund believes that the extent of any deviation from the fund's amortized cost price per share may result in material dilution or other unfair results to investors or existing shareholders, the board must "cause the fund to take such action as it deems appropriate to eliminate or reduce to the extent reasonably practicable such dilution or unfair results."[5]

When it adopted rule 2a-7, the Commission stated that when shadow pricing a money market fund portfolio, the fund should value "all portfolio instruments, regardless of the time to maturity ... based upon market factors and not their amortized cost value."[6] Therefore, in shadow pricing their portfolios under their monitoring procedures, money market funds relying on rule 2a-7 cannot take advantage of the 1977 interpretive position permitting use of amortized cost for debt securities with remaining maturities of 60 days or less.

You state that under current market conditions, the shadow pricing provisions of rule 2a-7 are not working as intended. You believe that the markets for short-term securities, including commercial paper, may not necessarily result in discovery of prices

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[3] Rule 2a-7(c)(7)(ii)(A)(1) under the Act.

[4] Rule 2a-7(c)(7)(ii)(A)(2) under the Act.

[5] Rule 2a-7(c)(7)(ii)(C) under the Act.

[6] Investment Company Act Release No. 13380 (July 11, 1983) at text accompanying n.44.

that reflect the fair value of securities the issuers of which are reasonably likely to be in a position to pay upon maturity. You further assert that pricing vendors customarily used by money market funds are at times not able to provide meaningful prices because inputs used to derive those prices have become less reliable indicators of price.

Based on these representations and in light of the current conditions in the market for short-term securities, the Division of Investment Management would not recommend enforcement action to the Commission under section 2(a)(41) of the Investment Company Act of 1940 and rules 2a-4 and 22c-1 thereunder if, for purposes of shadow pricing under their monitoring procedures through January 12, 2009, money market funds comply with rule 2a-7 by using the amortized cost method for valuing certain of their portfolio securities in accordance with the Commission's 1977 interpretation, unless the particular circumstances, *i.e.*, the impairment of the creditworthiness of the issuer, suggest that amortized cost is no longer appropriate. This position is limited to portfolio securities that (i) have a remaining maturity of 60 days or less, (ii) are First Tier Securities as that term is defined in paragraph (a)(12) of rule 2a-7, and (iii) the fund reasonably expects to hold to maturity. For purposes of this letter, the remaining maturity of a security is measured without regard to paragraph (d) of rule 2a-7.

Robert E. Plaze

Robert E. Plaze
Associate Director

END